Exhibit 1

To Shareholders in the United States:

Both parties of the Share Exchange Agreement referred to in this document, Nidec Corporation and Nidec-Read Corporation, have been incorporated under the laws of Japan. This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail.

FOR IMMEDIATE RELEASE

Nidec Corporation

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo): 6594

Contact:

Masahiro Nagayasu

General Manager

Investor Relations

+81-75-935-6140

ir@jp.nidec.com

Nidec-Read Corporation

Stock exchange code (Tokyo): 6833

Contact:

Tadashi Matsumoto

Member of the Board

First Senior Vice President

+81-75-315-8001

info@nidec-read.co.jp

Released on April 22, 2014 in Kyoto, Japan

Notice Concerning a Share Exchange Agreement to Make Nidec-Read

Corporation a Wholly Owned Subsidiary of Nidec Corporation

Nidec Corporation (“Nidec”)(NYSE:NJ) and Nidec-Read Corporation (“Nidec-Read”) announced today that, at their respective board meetings held today, Nidec and Nidec-Read have decided to enter into a share exchange transaction (the “Share Exchange”) to make Nidec-Read a wholly owned subsidiary of Nidec, and that the two companies have signed a Share Exchange Agreement (the “Share Exchange Agreement”), as described below.

The Share Exchange is expected to become effective on October 1, 2014 (the “Share Exchange Effective Date”), subject to approval by Nidec-Read’s shareholders at an ordinary general meeting scheduled to be held on June 17, 2014. Nidec intends to use a simplified share exchange procedure in accordance with Article 796, Paragraph 3, of the Companies Act, without obtaining the approval of its shareholders for the Share Exchange. Nidec-Read’s stock is expected to be delisted from the Tokyo Stock Exchange prior to the Share Exchange Effective Date, and the delisting is currently expected to take effect on September 26, 2014 (the last trading date being September 25, 2014).

1.	Purpose of Making a Wholly Owned Subsidiary Through the Share Exchange

Since its establishment in 1973, Nidec has been developing its business with a focus on brushless DC motors which have characteristics of cost-effectiveness, noiselessness and longer operation life. Through actively acquiring companies, Nidec has enhanced its motor product line-up from small precision motors to motors for supersized industrial systems, expanding into applied products such as machinery, electronic & optical components and other products. Nidec has developed its business not only in IT and OA areas, but into various other areas, including home appliance and automobile areas with the objective of aiming to be the “World’s Number One Comprehensive Manufacturer of Motors.”

Since the establishment, Nidec-Read has developed the main business of developing, manufacturing and selling test equipment and fixtures for semiconductor package circuit boards and printed circuit boards, especially accumulating advanced technologies and know-hows in electric or optical test equipment to measure and judge the quality of electronic circuits that are precisely interconnected on circuit boards. Recently, Nidec-Read has applied and developed these testing technologies into the fields of the touch-panel industry, semiconductor industry and vehicle installation product industry, whereby it has increased its sales and profits almost every year since the stock of the company was listed in August 2000, except in 2008 and in 2011 when the company was affected by the global economic downturns. Ever since the company joined the Nidec group in April 1997, Nidec-Read has strived to increase its corporate value under the basic philosophy in common with Nidec.

As group companies, Nidec and Nidec-Read already shared the same management strategy, announced the new mid-term strategic plan in October 2012 and worked vigorously throughout the group companies to achieve the consolidated operating margin target of 15%, etc. The business environment around the Nidec group, however, is rapidly changing. As markets of main products such as PC-related products, digital camera-related products and liquid crystal panel manufacturing equipment-related products are not growing or in downtrends, it is urgent for the Nidec group to convert its business portfolio and to focus on markets of products with high growth rates with all group companies acting as one. The main products of Nidec-Read are test equipment of electronic circuit boards for smartphones and tablet personal computers, etc. The product lineups of these end-use products are expanding from high to low ends and new companies are actively entering into the markets. Because the constant demands for new developments impose a significant burden of research and development costs and the sale and profits are materially affected by short-term changes of demand for test equipment, it is a pressing management issue for Nidec-Read to secure stable profits. Therefore, Nidec-Read needs to establish a business portfolio which is not exclusively dependent on the main products and to enhance new test fields such as touch panels, semiconductors and vehicle installation products, etc. as new growth areas. Under this situation, Nidec and Nidec-Read determined that it would be imperative for expanding corporate values of Nidec-Read and the Nidec group to make Nidec-Read a wholly-owned subsidiary of Nidec to further enhance the alliance between the two companies, to effectively utilize management resources by securing domestic and overseas sales and manufacturing bases, employees with expertise and flexible financing measures, etc. and to enable drastic mergers, acquisitions and capital investments to acquire new markets and customers in a timely manner, based on more prompt decision-makings.

2.	Summary of the Share Exchange

(1)	Schedule for the Share Exchange

April 22, 2014	Board of directors’ meeting for approval of the Share Exchange (Nidec and Nidec-Read)

April 22, 2014	Execution of the Share Exchange Agreement

June 17, 2014 (tentative)	Ordinary general meeting of shareholders for approval of the Share Exchange (Nidec-Read)

September 25, 2014 (tentative)	Last day of trading (Nidec-Read)

September 26, 2014 (tentative)	Delisting (Nidec-Read)

October 1, 2014 (tentative)	Share Exchange Effective Date

(Note 1)	In accordance with Article 796, Paragraph 3, of the Companies Act, Nidec intends to use a simplified share exchange procedure where Nidec’s shareholder approval is not required for the Share Exchange.

(Note 2)	The Share Exchange Effective Date may be changed based upon the mutual agreement of Nidec and Nidec-Read.

(2)	Method of the Share Exchange

As a result of the Share Exchange, Nidec is expected to become the parent company owning all of the outstanding shares in Nidec-Read, and Nidec-Read is expected to become a wholly owned subsidiary of Nidec. The Share Exchange is expected to become effective on October 1, 2014, subject to approval by Nidec-Read’s shareholders at an ordinary general meeting scheduled to be held on June 17, 2014. Nidec intends to use a simplified share exchange procedure in accordance with Article 796, Paragraph 3, of the Companies Act, without obtaining the approval of its shareholders for the Share Exchange.

(3)	Details of Share Allocation in the Share Exchange

Company Name	NIDEC CORPORATION (parent company)	NIDEC-READ CORPORATION (subsidiary to be wholly owned)
Share Exchange Ratio	1	0.243

(Note 1)	Ratio Applied to the Allocation of Shares

For each share of Nidec-Read common stock, 0.243 shares of Nidec common stock will be allocated. No Nidec shares will be allocated in exchange for the 8,149,600 shares of Nidec-Read common stock currently and directly held by Nidec (as of March 31, 2014).

In the event of a significant change to the factors and assumptions used for calculating the ratio, the above share exchange ratio may be modified upon the agreement of Nidec and Nidec-Read.

(Note 2)	Number of Nidec Shares Allocated in the Share Exchange

Nidec expects to allocate 1,421,513 shares (tentative) of its common stock in the Share Exchange. Nidec intends to use shares of its common stock held in treasury, and does not intend to issue any new shares, for the Share Exchange.

Nidec-Read intends to cancel all of its treasury shares (including any treasury shares acquired from dissenting shareholders exercising their appraisal rights in connection with the Share Exchange) just before the Share Exchange becomes effective, by resolution at a meeting of its board of directors to be held prior to the Share Exchange Effective Date.

The number of Nidec shares allocated in the Share Exchange may be modified as a result of the cancellation of treasury shares by Nidec-Read or for other reasons.

(Note 3)	Treatment of Shares Constituting Less Than a Full Trading Unit

The Share Exchange is expected to result in some shareholders holding less than one full trading unit of Nidec shares. (One full trading unit consists of 100 shares.) Based on Nidec-Read’s shareholders’ list as of the end of March 2014, approximately 60% of the total shareholders of Nidec-Read will be allocated with less than one full trading unit of Nidec shares (the ratio is based on the total number of shareholders as of the said date.) Shareholders holding less than a full trading unit of Nidec shares are unable to trade such shares on the financial instruments exchanges. Shareholders who hold less than a full trading unit of Nidec shares may request Nidec to purchase such shares in accordance with Article 192, Paragraph 1, of the Companies Act.

(Note 4)	Treatment of a Fraction of a Share

If any Nidec-Read shareholder receives a fraction of one Nidec share in the Share Exchange, Nidec intends to pay to such shareholder an amount in cash in proportion to the fraction of a Nidec share in accordance with Article 234 of the Companies Act.

(4)	Treatment of Stock Acquisition Rights and Bonds with Stock Acquisition Rights in the Share Exchange

Not applicable.

3.	Basis for Details of the Allocation of Shares in the Share Exchange, etc.

(1)	Basis and Reason for Details of the Allocation of Shares

As described in 1. “Purpose of Making a Wholly Owned Subsidiary Through the Share Exchange” above, based on Nidec’s proposal for the share exchange, as a result of discussions and negotiations in good faith on the future growth strategy since this January, Nidec and Nidec-Read determined that it would be the best way for both companies to increase their corporate values through making Nidec-Read a wholly-owned subsidiary of Nidec to further enhance the alliance between the two companies, achieving more prompt decision-makings and effective utilization of management resources, drastic mergers, acquisitions and capital investments, and focusing on the markets of products with high growth rates throughout the Nidec group working as one.

With respect to the share exchange ratio as described in 2. (3) “Details of Share Allocation in the Share Exchange” above (the “Share Exchange Ratio”), as described in 3.(5) “Measures to Ensure Fairness” below, Nidec and Nidec-Read respectively appointed independent third-party advisers to calculate the Share Exchange Ratio. Nidec appointed Ernst & Young Transaction Advisory Services Co., Ltd. (“E&Y TAS”) and Nidec-Read appointed Deloitte Tohmatsu Financial Advisory Co., Ltd. (“Tohmatsu FA”) as their respective third-party advisers to calculate the exchange ratio. Based on the results of the calculation by the third-party advisers, Nidec and Nidec-Read carefully discussed and negotiated, taking into account their respective financial status, performance trends, stock price trends and other factors as a whole, whereby the both companies decided that the Share Exchange Ratio is reasonable to respective shareholders.

(2)	Relationship with Advisers

Both E&Y TAS and Tohmatsu FA are independent from Nidec and Nidec-Read. Neither E&Y TAS nor Tohmatsu FA is a related party of either Nidec or Nidec-Read or has any material interest in the Share Exchange that needs to be described.

(3)	Overview of Calculation

Because Nidec and Nidec-Read stocks are listed on the Tokyo Stock Exchange and market prices are available, E&Y TAS calculated values of Nidec and Nidec-Read using the market price method. Additionally, E&Y TAS used the discounted cash flow (“DCF”) method to reflect future business activities of both companies to the valuation. In applying the market price method, E&Y TAS used April 21, 2014 as the reference date for the calculation, and to eliminate such factors as temporary fluctuations of share prices and to reflect the most recent information to the extent possible, the period between the day immediately following announcements of Nidec’s summary of financial statements for the third quarter of the fiscal year ended March 31, 2014 and revisions to its earnings results and Nidec-Read’s summary of financial statements for the third quarter of the fiscal year ended March 31, 2014 on January 22, 2014 and the reference date as the applied period. E&Y TAS set the calculation range based on the average closing prices during the applied period. In applying the DCF method to Nidec, E&Y TAS evaluated the shares by discounting the cash flow based on Nidec’s financial forecasts for the fiscal years ending March 31, 2015 and March 31, 2016 to the present value at certain rates. The discount rates are from 4.6% to 6.2%. The perpetual growth rate method is applied to calculate the going concern value and the perpetual growth rate is 0.6% based on the interest rate of new ten-year Japanese government bonds. The financial forecasts used as the basis of the calculation include a target to achieve significant increase of revenue and profit by mid-term strategic plan in the fiscal year ending March, 2016, mainly caused by efforts in the markets of products with high growth-rates through the conversion of the business portfolio. With respect to Nidec-Read, E&Y TAS evaluated the shares by discounting the cash flow based on Nidec-Read’s financial forecasts for the fiscal years ending March 31, 2015 and March 31, 2016 to the present value at certain rates. The discount rates are from 9.2% to 10.5%. The perpetual growth rate method is applied to calculate the going concern value and the perpetual growth rate is set as 0.6% based on the interest rate of new ten-year Japanese government bonds. The financial forecasts used as the basis of the calculation do not include any fiscal year which expects significant increase or decrease of profits. The financial forecasts of both companies do not include the consummation of the Share Exchange.

Set forth below are ranges of the share exchange ratio which E&Y TAS calculated based on each method (the number of Nidec common stocks to be allocated in exchange for each Nidec-Read common stock):

Method Used	Range of Share Exchange Ratio
Market price method	0.183~0.267
DCF method	0.153~0.246

In calculating the Share Exchange Ratio, E&Y TAS generally used information provided by both companies, information obtained from management interview, etc. and information publicly available as is under the assumption that all such material and information was accurate and complete and that there is no undisclosed fact that may materially affect the calculation of the Share Exchange Ratio. E&Y TAS did not independently verify the accuracy or completeness of the information. In addition, with regard to assets and liabilities (including contingent liabilities) of both companies and their respective affiliates, E&Y TAS did not conduct an independent evaluation, appraisal or assessment, including any evaluation or analysis of each asset or liability, and did not request any such evaluation or appraisal from any third party. E&Y TAS also assumed that the financial forecasts of both companies were reasonably prepared by the managements of both companies based on their best estimate and judgment available at the time.

Tohmatsu FA calculated values of Nidec-Read and Nidec using the market price method because both companies are listed on the Tokyo Stock Exchange and market prices are available. Additionally, Tohmatsu FA used the DCF method to reflect future business activities of both companies. In applying the market price method, Tohmatsu FA used April 21, 2014 as the reference date for the calculation, and referred to the average closing prices during each period of one week, one month, three months and six months before the reference date (for Nidec, the closing prices are from the Tokyo Stock Exchange). In applying the DCF method to Nidec, Tohmatsu FA evaluated the shares by discounting the cash flow based on Nidec’s financial forecasts for the fiscal years ending March 31, 2015 and March 31, 2016 to the present value at certain rates. The discount rates are from 4.7% to 6.7%. The perpetual growth rate method is applied to calculate the going concern value and the perpetual growth rates are set from -1.0% to 1.0%. The financial forecasts used as the basis of the calculation include a target to achieve significant increase of revenue and profit by mid-term strategic plan in the fiscal year ending March, 2016, mainly caused by efforts in the markets of products with high growth-rates through the conversion of the business portfolio. For Nidec-Read, Tohmatsu FA evaluated the shares by discounting the cash flow based on Nidec-Read’s financial forecasts for the fiscal years ending March 31, 2015 and March 31, 2016 to the present value at certain rates. The discount rates are from 9.3% to 11.3%. The perpetual growth rate method is applied to calculate the going concern value and the perpetual growth rates are set from -1.0% to 1.0%. The financial forecasts used as the basis of the calculation do not include any fiscal year which expects significant increase or decrease of profits. The financial forecasts of the both companies do not include the consummation of the Share Exchange.

Set forth below are ranges of the share exchange ratio which Tohmatsu FA calculated based on each method (the number of Nidec common stocks to be allocated in exchange for each Nidec-Read common stock):

Method Used	Range of Share Exchange Ratio
Market price method	0.212~0.232
DCF method	0.156~0.243

In calculating the Share Exchange Ratio, Tohmatsu FA generally used information provided by both companies, information obtained from management interview, etc. and information publicly available as is under the assumption that all such material and information was accurate and complete and that there is no undisclosed fact that may materially affect the calculation of the Share Exchange Ratio. Tohmatsu FA did not independently verify the accuracy or completeness of the information. In addition, with regard to assets and liabilities (including contingent liabilities) of both companies and their respective affiliates, Tohmatsu FA did not conduct an independent evaluation, appraisal or assessment, including any evaluation or analysis of each asset or liability, and did not request any such evaluation or appraisal from any third party. Tohmatsu FA also assumed that the financial forecasts of both companies were reasonably prepared by the managements of both companies based on their best estimate and judgment available at the time.

As described in 3. (5) “Measures to Ensure Fairness” below, Tohmatsu FA, upon the request from Nidec-Read, submitted the written opinion (fairness opinion) dated April 21, 2014 to the board of directors of Nidec-Read that the Share Exchange Ratio is fair from the financial perspective to the shareholders of Nidec-Read other than Nidec-Read’s controlling shareholders, etc. (as defined as “controlling shareholders and others prescribed by the Enforcement Rules” in Article 441-2 of the Securities Listing Regulations of the Tokyo Stock Exchange and Article 436-3 of the Enforcement Rules: hereinafter the same applies) based on assumptions described above and other certain assumptions.

Nidec and Nidec-Read negotiated and discussed with each other in good faith, carefully considering the above calculations, and have determined and agreed that the Share Exchange Ratio was reasonable.

(4)	Prospects and Reason for the Delisting

As a result of the Share Exchange, Nidec-Read is expected to become a wholly owned subsidiary of Nidec on October 1, 2014, the effective date of the Share Exchange. Nidec-Read stock is expected to be delisted in accordance with the delisting procedures prescribed by the Delisting Standards of the Tokyo Stock Exchange, effective as of September 26, 2014 (the last trading date being September 25, 2014).

After delisting, Nidec-Read shares will not be tradable on the Tokyo Stock Exchange. Shares of Nidec common stock will be allocated to all Nidec-Read shareholders, other than Nidec, pursuant to the Share Exchange Agreement, as described in 2. (3) “Details of Share Allocation in the Share Exchange” above.

The purpose of the Share Exchange is as described in 1. “Purpose of Making a Wholly Owned Subsidiary Through the Share Exchange” above and is not to delist Nidec-Read stock. As a result of the Share Exchange, however, Nidec-Read stock is expected to be delisted. In the Share Exchange, holders of Nidec-Read shares will receive shares of Nidec common stock, which is listed on the Tokyo Stock Exchange and the New York Stock Exchange, and which can be traded on these stock exchanges after the Share Exchange. Share liquidity is thus expected to be provided for those shareholders who hold 412 shares or more of Nidec-Read stock and who will receive 100 shares (constituting a full trading unit) or more of Nidec stock in the Share Exchange, to the extent that one or more trading units of Nidec shares can be traded on these stock exchanges, with any remaining shares constituting less than a full trading unit not tradable.

The shareholders with less than 412 shares of Nidec-Read stock is expected to receive less than 100 shares of Nidec common stock which is less than a full trading unit. Although such shares are not tradable on financial instruments exchanges, those shareholders will be able to request Nidec to repurchase the shares as described in 2. (3) (Note 3) “Treatment of Shares Constituting Less Than a Full Trading Unit” above. In addition, details concerning the treatment of a fraction of a share of Nidec stock received in the Share Exchange are set forth in 2. (3) (Note 4) “Treatment of a Fraction of a Share” above.

(5)	Measures to Ensure Fairness

Because Nidec currently holds 65.57% of the total outstanding shares of Nidec-Read stock by a direct possession or through a trust for retirement benefits, Nidec and Nidec-Read determined that measures should be taken to ensure the fairness of the Share Exchange.

Accordingly, in order to ensure the fairness of the share exchange ratio to be applied in the Share Exchange, Nidec requested a third-party adviser, E&Y TAS, to calculate the ratio. Nidec also negotiated and discussed with Nidec-Read in good faith, carefully considering the above calculations, and determined by resolution at a meeting of its board of directors held on April 22, 2014 to enter into the Share Exchange based on the Share Exchange Ratio.

While Nidec received a calculation report regarding the Share Exchange Ratio, Nidec did not obtain a written opinion (fairness opinion) stating that the Share Exchange Ratio was fair to Nidec from the financial perspective.

In order to ensure the fairness of the Share Exchange Ratio to be applied in the Share Exchange, Nidec-Read requested a third-party adviser, Tohmatsu FA, to calculate the ratio. Nidec-Read also negotiated and discussed with Nidec in good faith, carefully considering the above calculations, and determined by resolution at a meeting of its board of directors held on April 22, 2014 to enter into the Share Exchange based on the Share Exchange Ratio.

In addition, as an opinion that the Share Exchange Ratio is not advantageous to minority shareholders, the board of directors of Nidec-Read received the written opinion (fairness opinion) dated April 21, 2014 from Tohmatsu FA that the Share Exchange Ratio is fair from the financial perspective to the shareholders of Nidec-Read other than Nidec-Read’s controlling shareholders, etc. under certain assumptions and qualifications.

Moreover, Nidec engaged Oh-Ebashi LPC & Partners and Nidec-Read engaged Nagashima Ohno & Tsunematsu as their respective legal advisers, and received legal advices regarding the handling of and procedures of resolutions of board of directors, including procedures for the Share Exchange.

(6)	Measures to Avoid Conflicts of Interest

Mr. Shigenobu Nagamori, Chairman of the Board, President and Chief Executive Officer of Nidec, Mr. Akira Sato, Member of the Board and Executive Vice President of Nidec, and Mr. Yoshihisa Kitao, Vice President of Nidec concurrently serve as members of the board of Nidec-Read. In addition, Messrs. Ryuichi Tanabe and Tetsuo Inoue, Full-Time Auditor of Nidec and Mr. Takuto Yasui, Vice President of Nidec, serve as auditors of Nidec-Read. In light of all the above persons holding concurrent positions, to avoid conflicts of interest, none of Messrs. Shigenobu Nagamori and Akira Sato participated in the discussions or resolutions concerning the Share Exchange by boards of directors of Nidec. Messrs. Shigenobu Nagamori, Akira Sato and Yoshihisa Kitao did not participate in the discussions or resolutions concerning the Share Exchange by boards of directors of Nidec-Read or in the negotiations or discussions with Nidec as officers from Nidec-Read. Similarly, Messrs. Ryuichi Tanabe and Tetsuo Inoue did not participate in the discussions concerning the Share Exchange by Nidec’s board of directors or did not express any opinion. Messrs. Ryuichi Tanabe, Tetsuo Inoue and Takuto Yasui did not participate in the discussions concerning the Share Exchange by Nidec-Read’s board of directors or did not express any opinion.

Moreover, Mr. Jiichi Kunimatsu, Outside Auditor who is the independent officer as provided in the rules of the Tokyo Stock Exchange and does not have any interest in Nidec has expressed no objection against the execution of the Share Exchange Agreement in a meeting of Nidec-Read’s board of directors.

4.	Overview of the Companies Party to the Share Exchange (as of March 31, 2014)

1. Company name	NIDEC CORPORATION (parent company)	NIDEC-READ CORPORATION (subsidiary to be wholly owned)
2. Description of business	Development, manufacture and sales of small precision motors, vehicle installation, commercial and industrial products, machinery, electronic & optical components, and other related products

Development, design, manufacture and sales of semiconductor package inspection systems, printed circuit board inspection systems, inspection fixtures, automatic optical inspection, flat panel display inspection systems, automatic measurement equipments, specific application machines, software and hardware relating to the products above

3. Date of incorporation	July 23, 1973	November 25, 1991
4. Address of head office	338 Tonoshiro-cho, Kuze Minami-ku, Kyoto	10 Tsutsumisoto-cho, Nishikyogoku, Ukyo-ku, Kyoto

5.	Company Representative	Shigenobu Nagamori Chairman of the Board, President and Chief Executive Officer			Michio Kaida President and Chief Operating Officer
6.	Share Capital	66,551 million yen			938 million yen
7.	Number of shares outstanding	145,075,080 shares (Note)			14,000,000 shares
8.	Fiscal year end	March 31			March 31
9.	Number of employees	100,394 (consolidated)			735 (consolidated)
10.	Main customers	Seagate Technology, Hitachi Global Technologies, Western Digital, Toshiba, Panasonic			Unimicron Technology, Nissha Printing Co., Ltd., Ofuna International, Dar Hanq Industry, Samsung Electro-Mechanics
11.	Primary lending banks	Bank of Tokyo-Mitsubishi UFJ, Kyoto Bank, Sumitomo Mitsui Banking Corporation			Kyoto Bank, Shiga Bank, Bank of Tokyo-Mitsubishi UFJ
12.	Major shareholders and shareholding ratios	1.	Shigenobu Nagamori	9.16%	1.	Nidec Corporation	58.21%

		2.	State Street Bank and Trust Company (Standing Agent: Hong Kong and Shanghai Banking Corporation, Tokyo branch)	6.55%	2.	Japan Trastee Services Bank, Ltd. (Trust account for retirement benefits by Nidec Corporation)	7.36%

		3.	The Master Trust Bank of Japan, Ltd. (Trust account)	5.34%	3.	Shigenobu Nagamori	5.36%

		4.	Japan Trustee Services Bank, Ltd. (Trust account)	5.25%	4.	Japan Trastee Services Bank, Ltd. (Trust account)	4.39%

		5.	The Kyoto Bank Corporation	4.47%	5.	Nidec-Read Employee Stock Ownership	2.13%

		6.	SN Kohsan, Ltd.	4.01%	6.	The Master Trust Bank of Japan, Ltd. (Trust account)	1.75%

		7.	Bank of Tokyo-Mitsubishi UFJ	2.67%	7.	The Kyoto Bank	1.64%

		8.	Dai-ichi Life Insurance Company	2.56%	8.	SN Kohsan, Ltd.	1.50%

		9.	Nippon Life Insurance Company	2.47%	9.	Takebishi Corporation	1.01%

		10.	Meiji Yasuda Insurance Company	2.32%	10.	The Dai-ichi Life Insurance Co., Ltd. (Special account for pension)	0.85%

13. Relationship between the companies party to the Share Exchange	Capital	Nidec holds 65.57% of the total of outstanding shares of Nidec-Read stock (including shares of Nidec-Read stock held by Nidec through a trust for retirement benefits (7.36%)).
	Personnel	2 Directors, 2 Corporate Auditors and 2 Vice Presidents of Nidec concurrently serve as 3 Directors and 3 Corporate Auditors of Nidec-Read, respectively.
Business

Nidec rents Nidec-Read buildings of which Nidec-Read uses as Nidec-Read’s headquarter and Tokyo office, and Nidec has fund transactions with Nidec-Read based a basic contract of cash management system.

	Relationship as related parties	Nidec-Read is a consolidated subsidiary and a related party of Nidec.

(Note)	On April 1, 2014, Nidec implemented the stock split and each of the shares held by shareholders recorded in the final register of shareholders as of March 31, 2014 was split into two shares. As a result of the stock split, the total number of outstanding shares of Nidec became 290,150,160 as of April 22, 2014.

14. Financial results and financial condition for the most recent 3 fiscal years

	(in millions of yen)
Fiscal year ended March 31,	NIDEC CORPORATION (parent company) (U.S. GAAP, consolidated)			NIDEC-READ CORPORATION (subsidiary to be wholly owned) (Japanese GAAP, consolidated)
	2012	2013	2014	2012	2013	2014
Net assets	425,611	453,817	540,905	9,318	10,780	12,333
Total assets	800,401	1,005,417	1,165,918	11,826	15,542	16,737
Net assets per share (yen)	1,352.66	1,543.10	1,878.50	651.49	748.85	855.22
Net sales	682,320	709,270	875,109	9,813	12,584	14,865
Operating income	73,070	17,598	85,068	1,540	2,119	2,395
Ordinary profit	—	—	—	1,479	2,308	2,486
Net income	40,731	7,986	56,404	930	1,377	1,695
Net income per share (yen)	148.12	29.64	207.31	66.46	98.37	121.09
Annual dividend per share (yen)	90	85	100	30	30	30

(Note)	Nidec prepares its financial statements in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) as follows:

• “Net assets” represents the sum of “shareholders’ equity” and “minority interest in consolidated subsidiaries.”

• “Net assets per share” represents “shareholders’ equity per share.”

• No amount is shown for “ordinary profit” since no equivalent data has been prepared in accordance with U.S. GAAP.

• “Net income” and “net income per share” represent “net income attributable to Nidec shareholders” and “net income attributable to Nidec shareholders per share,” respectively.

•     Pursuant FASB Accounting Standards Codification ™ (ASC) 805 “Business Combinations,” the consolidated financial information of the fiscal years ended March 31, 2012 and March 31, 2013 have been adjusted retrospectively.

•     On April 1, 2014, Nidec implemented the stock split and each of the shares held by shareholders recorded in the final register of shareholders as of March 31, 2014 was split into two shares. “Net assets per share” and “net income per share” are calculated, assuming that the stock split was implemented at the beginning of the fiscal year ended March 31, 2012.

5.	Impact of the Share Exchange on Nidec Generally

The Share Exchange is expected to result in no change to Nidec’s corporate name, the address of its head offices, the name and title of its representative, its businesses, its capitalization and its financial period, as described in 4. “Overview of the Companies Party to the Share Exchange” above.

The impact of the Share Exchange on Nidec’s net assets and total assets has not been determined.

6.	Outline of Accounting Treatment

The Share Exchange is expected to be treated as an acquisition of additional interest from non-controlling interest in a transaction, etc. under common control. No additional goodwill is expected to be recorded in connection with the Share Exchange because Nidec intends to treat the Share Exchange as a capital transaction in accordance with U.S. GAAP.

7.	Future Outlook

Nidec-Read has been a consolidated subsidiary of Nidec, and the impact of the Share Exchange on Nidec’s consolidated and non-consolidated financial performance for the current fiscal year is not expected to be material. Nidec aims to seek to further improve its overall performance by achieving more efficiency in Nidec’s and Nidec-Read’s business operations and by enhancing the collective strengths of the Nidec group.

8.	Matters Relating to Transactions with a Controlling Shareholder

As Nidec owns 65.57% of equity of Nidec-Read by a direct possession or through a trust for retirement benefits, the Share Exchange is treated as a transaction with a controlling shareholder of Nidec-Read.

In the corporate governance report disclosed on July 9, 2013, Nidec-Read stated that, as Guidance regarding the Policy concerning the Protection of Minority Shareholders in Transactions, etc. with a Controlling Shareholder, “Regardless of a lease agreement for real estate such as buildings of the company’s headquarter, etc. from Nidec Corporation to the company and secondments of employees from Nidec, the company makes business judgment considering opinions of outside board members, outside auditors, specialists, etc. through full discussion, and the company maintains its independence.”

As described in 3. (5) “Measures to Ensure Fairness” above, in order to avoid disadvantages to minority shareholder’s interests, Nidec-Read obtained the written opinion (fairness opinion) dated April 21, 2014 from Tohmatsu FA that the Share Exchange Ratio is fair from the financial perspective to the shareholders of Nidec-Read other than Nidec-Read’s controlling shareholders, etc.

In addition, as described in 3.(6) “Measures to Avoid Conflicts of Interest” above, Mr. Shigenobu Nagamori, Chairman of the Board, President and Chief Executive Officer of Nidec who concurrently serves as Chairman of Nidec-Read, Mr. Akira Sato, Member of the Board and Executive Vice President of Nidec who concurrently serves as Member of The Board of Nidec-Read, and Mr. Yoshihisa Kitao, Vice President of Nidec who concurrently serves as Member of The Board of Nidec-Read, did not participate in the discussions or resolutions concerning the Share Exchange by boards of directors of Nidec-Read or in the negotiations or discussions with Nidec as officers from Nidec-Read. Moreover, Messrs. Ryuichi Tanabe and Tetsuo Inoue, Full-Time Auditor of Nidec and Mr. Takuto Yasui, Vice President of Nidec, who serve as auditors of Nidec-Read, did not participate in the discussions concerning the Share Exchange by Nidec-Read’s board of directors or did not express any opinion. Mr. Jiichi Kunimatsu, Outside Auditor who is the independent officer as provided in the rules of the Tokyo Stock Exchange and does not have any interest in Nidec has expressed no objection against the execution of the Share Exchange Agreement in a meeting of Nidec-Read’s board of directors.

We believe the measures above are consistent with the “Guidance regarding the Policy concerning the Protection of Minority Shareholders in Transactions, etc. with a Controlling Shareholder” above.

Cautionary Statement Concerning Forward-Looking Information

This press release contains forward-looking statements regarding the intent, belief, strategy, plans or expectations of Nidec, Nidec-Read, their group companies or other parties. Such forward-looking statements are not guarantees of future performance or events and involve risks and uncertainties. Actual results may differ materially from those described in such forward-looking statements as a result of various factors, including, but not limited to, the risks to successfully completing the planned transaction, the anticipated benefits of the planned transaction not being realized, shifts in technology or user preferences for particular technologies, whether and when required regulatory approvals are obtained, and changes in economic environments. Neither Nidec nor Nidec-Read undertakes any obligation to update the forward-looking statements contained herein or the reasons why actual results could differ from those projected in the forward-looking statements except as required by law.

-###-

NIDEC-READ CORPORATION

CORPORATE OFFICE: 10 TSUTSUMISOTO-CHO, NISHIKYOGOKU, UKYO-KU,

KYOTO 615-0854 JAPAN

PHONE: KYOTO +81-75-935-8001 FAX: +81-75-935-9539

URL: http://www.nidec-read.co.jp/english/index.html